UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number 3235-0080 Expires: December 31, 2014 Estimated average burden hours per response . . . 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33498

Bionovo, Inc. The NASDAQ Capital Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

5858 Horton Street, Suite 400 Emeryville, CA 94608 (510) 601-2000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.0001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bionovo, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 7, 2012	By:	/s/ J. David Boyle II	Chief Financial Officer
Date		Name	Title

This voluntary delisting from The NASDAQ Capital Market (“NASDAQ”) of the Issuer’s common stock under the trading symbol “BNVI” is a result of the Issuer’s receipt on March 14, 2011 of notice from NASDAQ indicating that the Issuer is no longer in compliance with NASDAQ’s continuing listing requirement of a minimum bid price of at least $1.00 per share of the Issuer’s common stock and the Issuer’s ensuing determination that it will not be able to regain compliance with such continued listing requirement in a timely fashion.